June 4, 2019

Chaim Indig
Chief Executive Officer
Phreesia, Inc.
432 Park Avenue South, 12th Floor
New York, NY 10016

       Re: Phreesia, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 28, 2019
           CIK No. 0001412408

Dear Mr. Indig:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted May 28,
2019

Prospectus summary
Overview, page 2

1. We note your response to comment 3, and your amended disclosure that certain statements highlighted are "[b]ased on the [y]our analysis of independent third-party studies." Please identify these third-party studies.
The offering
Dividend Policy, page 12

2. We note your amended disclosure here and on page 62 of your filing that "[t]he cash dividend will no longer be payable to holders of Senior A preferred stock if the initial
 Chaim Indig
Phreesia, Inc.
June 4, 2019
Page 2
         public offering price for this offering is at least $9.88 per share (subject to certain adjustments) and will no longer be payable to holders of Senior B preferred stock if the initial public offering price for this offering is at least $16.64 per share (subject to certain adjustments)." Please disclose the "certain adjustments" to which you refer.
Risk factors
Risks relating to our business and industry
"We rely on our third-party vendors and partners to execute our business strategy . . .", page 32

3. We note your response to comment 7, and that you have filed the Partner Agreement with athenahealth, Inc. and the Strategic Alliance Agreement with Allscripts Healthcare, LLC as exhibits. In the description of your business or another appropriate place in your filing, please briefly describe the material terms of these agreements. Our business model, page 73

4. We note your response to comment 10 that you do not believe providing disclosure similar to that of the FY 2017 Cohort for the FY 2018 and FY 2019 cohorts would be meaningful to investors due to, among other things, the fact that the Company's typical contract length is one year or more, and that it typically takes in excess of one year to recoup the upfront sales and marketing costs to acquire a given cohort and to meaningfully begin up-selling and cross-selling to the clients within the cohort. However, we are not persuaded by your response. In this regard, it has been a full fiscal and calendar year since the end of your fiscal 2018, and based on your disclosure that contract length is typically one year or more, a presentation of the FY 2018 Cohort's performance over time compared to that of the FY 2017 Cohort would provide investors with a meaningful comparison of the performance of each cohort over time, and your performance over time as a whole. Also, this would illustrate for investors that it typically takes you in excess of one year to recoup your upfront sales and marketing costs to acquire a cohort. As such, please revise your filing to include a graphical and narrative discussion of your fiscal 2018 Cohort, including disclosure that it typically takes you in excess of one year to recoup your upfront sales and marketing costs or tell us in greater
FirstName LastNameChaim Indig would not be appropriate. As a related matter, please revise to detail why you believe this
Comapany NamePhreesia, Inc. discussion of the information provided by each of the graphs in provide a brief narrative
June 4,this section.2
        2019 Page
FirstName LastName
 Chaim Indig
FirstName LastNameChaim Indig
Phreesia, Inc.
Comapany NamePhreesia, Inc.
June 4, 2019
Page 3
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FirstName LastName
       Please contact Katherine Bagley, Staff Attorney, at 202-551-2545 or Mara Ransom,
Assistant Director, at 202-551-3264 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Consumer
Products
cc:      Edwin O'Connor